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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires:  April 30, 1997
------                                              Estimated average burden
                                                    hours per response .... 0.5
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
   Lauber         David               E.            Party City Corporation (PCTY)                   Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------      X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
           c/o 400 Commons Way                    Person (Voluntary)           3/98             ----         title ---       below)
---------------------------------------------       ###-##-####          -------------------                 below)
                 (Street)                        --------------------    5. If Amendment,        Executive Vice President and Chief
Rockaway,         NJ              07866                                     Date of Original     Financial Officer
---------------------------------------------                               (Month/Year)
(City)          (State)             (Zip)                                -------------------  7. Individual or Joint/Group Filing
                                                                                                    (Check Applicable Line)
                                                                                              X   Form filed by One Reporting Person
                                                                                                  Form filed by more than one
                                                                                              __  Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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 Common Stock                     3/11/98     S             500    D        $27.875                             D
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 Common Stock                     3/18/98     S           5,000    D         $30.50                             D
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 Common Stock                     3/18/98     S           5,000    D         $30.25                             D
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 Common Stock                     3/18/98     S           5,000    D         $30.125                            D
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 Common Stock                     3/18/98     S         10 ,000    D         $30.125                            D
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 Common Stock                     3/19/98     S          12,500    D         $30.50                             D
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 Common Stock                     3/2/98      P          60,000    A         $1.67                              D
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 Common Stock                     3/27/98     P          30,000    A         $1.67                              D
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                                                                                              53,500
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)             SEC 1474 (8/92)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date     Expira-                    Amount or
                                                    -------------------------- Exer-    tion         Title         Number of
                                                    Code  V     (A)     (D)    cisable  Date                       Shares
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Stock Option                              2/24/98      A       16,500*            *     2/24/08      Common Stock    16,500
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Stock Option                               3/2/98      D               60,000    **                  Common Stock    60,000
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Stock Option                              3/27/98      D               30,000    **                  Common Stock    30,000
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                                            D
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                                                            D
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                                                            D
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                               121,500***
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Explanation of Responses:

* 5,500 shares are exercisable 2/24/99; 5,500 shares are exercisable 2/24/00; and 5,500
shares are exercisable 2/24/01; awarded pursuant to a non-qualified option grant.           David E. Lauber          April 7, 1998
** Disposition pursuant to exercise of an option.                                          ----------------------------------------
*** Reflects a stock split on January 20, 1998.                                          Signature of Reporting Person    Date
**** Intentional misstatements or omissions of facts constitute federal criminal violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
